Exhibit 99.10

Wi-LAN Inc.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual and special meeting of the shareholders of Wi‑LAN INC. (“WiLAN”) will be held on Thursday, April 14, 2016 at 10:00 a.m. (Ottawa, Ontario time) at the Ottawa Conference and Event Centre, 200 Coventry Road, Ottawa, Ontario, K1K 4S3 (the “Meeting”), for the following purposes:

1.	to receive WiLAN’s financial statements for the fiscal year ended December 31, 2015, together with the report of WiLAN’s auditors thereon;

2.	to elect the members of WiLAN’s Board of Directors (the “Board”);

3.	to appoint WiLAN’s auditors and to authorize the Board to fix the auditors’ remuneration;

4.

to consider and, if thought appropriate, to approve, with or without variation, a resolution, as set forth in WiLAN’s March 10, 2016 Management Information Circular (the “Circular”), to approve all unallocated common shares under WiLAN’s 2001 Share Option Plan and the granting of options under such plan until April 14, 2019; and

5.	to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

A copy of the Circular and a form of proxy accompany this Notice.

The Board has specified that proxies used at the Meeting or at any adjournment of the Meeting must be deposited with WiLAN’s Corporate Secretary at 303 Terry Fox Drive, Suite 300, Ottawa, Ontario, K2K 3J1 or by fax to (613) 688-4894 or with WiLAN’s transfer agent, Computershare Investor Services Inc. (“Computershare”) at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department in the envelope provided for that purpose or by fax to Computershare at 1-866-249-7775 or (416) 263-9524 and in any such case, not later than 10:00 a.m. (Ottawa, Ontario time) on April 12, 2016 or the last business day preceding any adjournment of the Meeting.

DATED at Ottawa, Ontario this 10th day of March, 2016.

BY ORDER OF THE BOARD OF DIRECTORS

James D. Skippen

President & Chief Executive Officer

Shareholders who are unable to attend the Meeting in person are requested to date and sign the enclosed Form of Proxy and return it to WiLAN’s Corporate Secretary or to Computershare in the envelope provided for that purpose or by fax, in any such case not later than 10:00 a.m. (Ottawa, Ontario time) on April 12, 2016 or the last business day preceding any adjournment of the Meeting. To be represented by proxy, you must complete and submit the enclosed Form of Proxy or another appropriate form of proxy.